

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2019

Eli Baker
President, Chief Financial Officer and Secretary
Diamond Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, California 90067

Re: Diamond Eagle Acquisition Corp.
  Registration Statement on Form S-1
  Filed April 11, 2019
  File No. 333-230815

Dear Mr. Baker:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 11, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our Management Team, page 2

2. Please revise to disclose the approximate per share value received by Silver Eagle investors in the merger with Dish TV India Limited. Please also revise to disclose a recent closing price in US dollars of Dish TV India Limited's common stock. Please revise elsewhere as appropriate.

Initial Business Combination, page 3

3. We note the disclosure that NASDAQ rules require that the business combination has an aggregate fair market value of at least 80% of the value of the assets in the trust account. Please clarify whether the 80% requirement would continue to apply if you were no longer listed on NASDAQ. Consider adding risk factor disclosure.

Risk Factors
Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits...., page 56

4. We note your disclosure that your exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, and your disclosure that the provision applies to Securities Act claims. However, it is not clear whether this is consistent with the description of your exclusive forum provision. For example, with respect to exclusive forum in the Court of Chancery of the State of Delaware, we note the exception for any claim "(iii) for which the Court of Chancery does not have subject matter jurisdiction, including, without limitation, any claim arising under the federal securities laws, as to which the federal district court for the District of Delaware will be the sole and exclusive forum." However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, it is not clear whether your exclusive forum provision selects the federal district court for the District of Delaware for Exchange Act claims, and it is not clear which forum is selected for Securities Act claims. Please ensure that your disclosure is consistent with your exclusive forum provision. In addition, if this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in your articles of incorporation states this clearly.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at 202-551-3335 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining

cc: Daniel Nussen